

May 28, 2014

Via E-mail
Roselyn R. Bar, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re:** **Martin Marietta Materials, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 21, 2014**
> **File No. 333-194288**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-12744**

Dear Ms. Bar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule 14A filed April 17, 2014

1. We note that you have included the Executive Incentive Plan in the summary compensation table in the bonus column. However, you have included the Executive Incentive Plan in the Grants of Plan Based Awards Table under the Non-Equity Incentive Plan Awards columns. Please confirm that you will reconcile in future filings and provide us with draft disclosure or advise. For guidance, also see Question 119.02 to the Compensation and Disclosure Interpretations for Regulation S-K.

Roselyn R. Bar, Esq.
Martin Marietta Materials, Inc.
May 28, 2014
Page 2

You may contact Dee Dee Hurst at (202) 551-3681 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director


cc: George F. Schoen, Esq.
    Cravath, Swaine & Moore LLP